082-04743

Hilasal

MEXICANA S.A.B. DE C.V.

First Quarter Report
2007

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2007 AND 2006 NOT CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	646,623	100	600,497	100
s02	CURRENT ASSETS	244,916	38	203,128	34
s03	CASH AND SHORT-TERM INVESTMENTS	836	0	2,524	0
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	124,997	19	93,248	16
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	11,567	2	9,889	2
s06	INVENTORIES	107,516	17	97,467	16
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	390,528	60	384,893	64
s13	LAND AND BUILDINGS	178,907	28	178,967	30
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	596,676	92	576,834	96
s15	OTHER EQUIPMENT	106,965	17	103,491	17
s16	ACCUMULATED DEPRECIATION	516,987	80	480,717	80
s17	CONSTRUCTION IN PROGRESS	24,967	4	6,318	1
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	11,179	2	12,476	2
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	331,965	100	301,153	100
s21	CURRENT LIABILITIES	122,790	37	83,966	28
s22	SUPPLIERS	35,501	11	34,300	11
s23	BANK LOANS	62,868	19	29,244	10
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	12,105	4	12,312	4
s26	OTHER CURRENT LIABILITIES	12,316	4	8,110	3
s27	LONG-TERM LIABILITIES	144,203	43	151,057	50
s28	BANK LOANS	144,203	43	151,057	50
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	64,972	20	66,130	22
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	314,658	100	299,344	100
s36	CONTRIBUTED CAPITAL	242,815	77	242,822	81
s79	CAPITAL STOCK	193,073	61	193,078	65
s39	PREMIUM ON ISSUANCE OF SHARES	49,742	16	49,744	17
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	71,843	23	56,522	19
s42	RETAINED EARNINGS AND CAPITAL RESERVES	371,060	118	357,283	119
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(299,217)	(95)	(300,761)	(100)
s80	SHARES REPURCHASED	0	0	0	0

Hilasal MEXICANA S.A.B. DE C.V.

RECEIVED
2007 MAY 24 A 10:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HILASAL HILASAL MEXICANA S.A.B. DE C.V.

2007 First Quarter Report	April 2007

Increase on exportation sales, better prices and expense reductions, benefits margins and results.

- **Commentaries of the Quarter**

Values US Legal Currency

The total sales increased 18.1%
The export sales grew 54.5% showing during the last six quarters increases against the last year's same quarter.
The domestic market represents an increase of 2.6%.
The financial debt presented a profile of 30.4%. short term and 69.6% long term.

- **Resulted Balance 1Q07 vs 1Q06 (January-March)**

The total sales increased 15.7% in volume and 18.1% in dollars and pesos.

The national sales decreased 1.4% in volume and increased 2.6% in dollars, and 2.3% in pesos.

The export sales increased 52.6% in volume, 54.5% in dollars and 55.2% in pesos.

The gross profit increases from 23.3% to 25.5% against the same period in 2006.

As a result of the optimization strategy implemented, the operational profit increased 117.4% in real terms and represents the 10.7%of the sales comparing the sales of 5.8% during the 1Q06.

Integral Cost of Financing
The integral cost of financing was $7.2 million pesos during 1Q07 comparing to the ($5.8) million pesos which favor 4Q05.

The interests paid increased 21.8% in dollars or 22.2% in pesos due to the debt increment and 1.65 percentage points in rate, the net interests in sales represents the 3.8% comparing the 3.7% during the 1Q06. The loan average annual rate was 7.43% in dollars.

Other Financial Operations
This item mainly reflects in 2006 the installed capacity expenses not considered in the standard cost, the bulletin B-3 of financial norms for 2007 appoints to incorporate the aforementioned effect in the cost.

Taxes, PTU and D- 4.
It was recognized the tax derived from the ISR and PTU.

Net Profit
The results of the quarter reflect profit of $4.1 Million pesos, compared to the $1.3 Million pesos loss of the 1Q06. The increase in sales, as much in volume as in prices, gross and operative utility, affected this favorable result.

- **Last 12 months results 2007 vs 2006 (april - march)**

The total amount of sales increased 11.3% in volume, 13.3% in dollars and 11.8% in pesos.
The national sales increased 5.9% in volume, 5.0% in dollars and 3.8% in pesos.
The export sales increased 21.0% in volume, 30.2% in dollars and 28.3% in pesos.
The gross margin increased from 24.5% to 25.8%.
The operational expenses improved 1.2 points passing from 17.3% to 16.1% over sales.
The administration expenses improved proportionally regarding the sales passing from 8.5% in 2006 to 7.7% in 2007.
The operational margin increased 1.5 points passing from 7.3% to 8.8%.

Integral Cost of Financing
The integral cost of financing in 2007 represented $13.5 million pesos comparing the $3.8 million pesos in 2006. The most important variation is shown in the exchange parity.
The interests paid increased 15.3% passing from $14.1 to $16.3 million pesos. In dollars increased from $1.2 million to $1.4 million.
The net interest in sales represents the 3.7% in 2007 comparing the 3.5% in 2006.
The exchange parity represented a loss of $2.5 million pesos in 2007 comparing the $5.6 million pesos in 2006.

Other Financial Operations
Up to December 2006, this item reflects principally the expenses with install capacity not used and not included in the standard cost. In 2007, due the Bulletin B-3 of financial information rules, the abovementioned shall be included in the sales costs.

Taxes, PTU and D- 4.
Herein it is registered the ISR and PTU provisions.

Net Profit

The net profit represents an increase of 18.5% due the sales, gross utility and operative utility increment. The net margin represents the 3.4% of the sales.
Separating the exchange profit of 2005 and the exchange loss of 2006, the net profit for 2005 and 2006 is $9.0 and $11.2 million pesos respectively.

- **Balance as of March 31st, 2006 vs. March 31st, 2006.**

From March 2006 to March 2007 the peso currency depreciated 1.3% against the dollar and the inflation was of 4.2%.

The total assets increased 7.7% in pesos or 10.8% in dollars. The portfolio increased 34.0% in pesos and 37.9% in dollars.

The fixed assets decreased 0.6% in pesos and increased 2.5% in dollars.

The total liabilities increased 10.2% in pesos or 13.4% in dollars due the investments performed in the 4Q06, and adjustment of the working capital.

The debt with cost increased 18.2% in order to be located in US$ 18.7 Million pesos, having the company a relation of the liability with capital cost of 65.8%.

General Issues.

The company maintains before the SCHP its criteria to freely manage it's self by means of an Executive Committee.

The company maintains a legal defense procedure due the notification of a fiscal credit of an amount of $8 million pesos derived from a thread import, to which the administration judgment is inadmissible.

As of January, 1st it has been operated with electronic invoicing.

In February it was renewed with Mattel for 2 more years Barbie license.

This year we will be celebrating our 25th anniversary.

The company's stock exchange index moved from place 106 in December to place 109 in March 2007.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	836	100	2,524	100
s46	CASH	743	89	1,910	76
s47	SHORT-TERM INVESTMENTS	93	11	614	24
s07	OTHER CURRENT ASSETS	0	0	0	0
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	11,179	100	12,476	100
s48	DEFERRED EXPENSES (NET)	11,179	100	12,476	100
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	122,790	100	83,966	100
s52	FOREIGN CURRENCY LIABILITIES	86,302	70	41,435	49
s53	MEXICAN PESOS LIABILITIES	36,488	30	42,531	51
s26	OTHER CURRENT LIABILITIES	12,316	100	8,110	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	2,677	22	626	8
s68	PROVISIONS	1,545	13	2,841	35
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	8,094	66	4,643	57
s27	LONG-TERM LIABILITIES	144,203	100	151,057	100
s59	FOREIGN CURRENCY LIABILITIES	144,203	100	150,063	99
s60	MEXICAN PESOS LIABILITIES	0	0	994	1
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	64,972	100	66,130	100
s66	DEFERRED TAXES	64,972	100	65,269	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	0	0	861	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	193,073	100	193,078	100
s37	CAPITAL STOCK (NOMINAL)	48,417	25	48,417	25
s38	RESTATEMENT OF CAPITAL STOCK	144,656	75	144,661	75

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	371,060	100	357,283	100
s93	LEGAL RESERVE	23,578	6	23,578	7
s43	RESERVE FOR REPURCHASE OF SHARES	8,415	2	8,734	2
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	334,964	90	326,330	91
s45	NET INCOME FOR THE YEAR	4,103	1	(1,359)	0
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(299,217)	100	(300,761)	100
s70	ACCUMULATED MONETARY RESULT	(135,975)	45	(133,362)	44
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(93,161)	31	(97,318)	32
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(70,081)	23	(70,081)	23
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REFS	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s57	OTHER CURRENT LIABILITIES WITH COST	0	0
s63	OTHER LOANS WITH COST	0	0
s72	WORKING CAPITAL	122,126	119,162
s73	PENSIONS AND SENIORITY PREMIUMS	1,064	925
s74	EXECUTIVES (*)	10	10
s75	EMPLOYEES (*)	239	250
s76	WORKERS (*)	647	595
s77	OUTSTANDING SHARES (*)	130,058,746	130,344,546
s78	REPURCHASED SHARES (*)	9,381,254	9,095,454
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 1 | YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	118,918	100	100,704	100
r02	COST OF SALES	88,627	75	77,209	77
r03	GROSS PROFIT	30,291	25	23,495	23
r04	OPERATING EXPENSES	17,539	15	17,628	18
r05	OPERATING INCOME	12,752	11	5,867	6
r06	INTEGRAL FINANCING COST	7,205	6	5,836	6
r07	INCOME AFTER INTEGRAL FINANCING COST	5,547	5	31	0
r08	OTHER EXPENSE AND INCOME (NET)	(84)	0	1,972	2
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	5,631	5	(1,941)	(2)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,528	1	(582)	(1)
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	4,103	3	(1,359)	(1)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	4,103	3	(1,359)	(1)
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	4,103	3	(1,359)	(1)
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	4,103	3	(1,359)	(1)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	118,918	100	100,704	100
r21	DOMESTIC	72,349	61	70,702	70
r22	FOREIGN	46,569	39	30,002	30
r23	TRANSLATED INTO DOLLARS (***)	4,195	4	2,715	3
r06	INTEGRAL FINANCING COST	7,205	100	5,836	100
r24	INTEREST EXPENSE	4,522	63	3,700	63
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	13	0	22	0
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	3,904	54	3,128	54
r28	RESULT FROM MONETARY POSITION	(1,208)	(17)	(970)	(17)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,528	100	(582)	100
r32	INCOME TAX	1,349	88	0	0
r33	DEFERRED INCOME TAX	179	12	(582)	100
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	132,549	104,456
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	441,371	394,859
r39	OPERATING INCOME (**)	38,690	28,673
r41	NET CONSOLIDATED INCOME (**)	14,986	12,642
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	7,253	7,033

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL   QUARTER: 1   YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	118,918	100	100,704	100
rt02	COST OF SALES	88,627	75	77,209	77
rt03	GROSS PROFIT	30,291	25	23,495	23
rt04	OPERATING EXPENSES	17,539	15	17,628	18
rt05	OPERATING INCOME	12,752	11	5,867	6
rt06	INTEGRAL FINANCING COST	7,205	6	5,836	6
rt07	INCOME AFTER INTEGRAL FINANCING COST	5,547	5	31	0
rt08	OTHER EXPENSE AND INCOME (NET)	(84)	0	1,972	2
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	5,631	5	(1,941)	(2)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,528	1	(582)	(1)
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	4,103	3	(1,359)	(1)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	4,103	3	(1,359)	(1)
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	4,103	3	(1,359)	(1)
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	4,103	3	(1,359)	(1)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

HILASAL MEXICANA S.A.B. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	118,918	100	100,704	100
rt21	DOMESTIC	72,349	61	70,702	70
rt22	FOREIGN	46,569	39	30,002	30
rt23	TRANSLATED INTO DOLLARS (***)	4,195	4	2,715	3
rt06	INTEGRAL FINANCING COST	7,205	100	5,836	100
rt24	INTEREST EXPENSE	4,522	63	3,700	63
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	13	0	22	0
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	3,904	54	3,128	54
rt28	RESULT FROM MONETARY POSITION	(1,208)	(17)	(970)	(17)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	1,528	100	(582)	100
rt32	INCOME TAX	1,349	88	0	0
rt33	DEFERRED INCOME TAX	179	12	(582)	100
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	7,253	7,033

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 1 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006
(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	4,103	(1,359)
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	6,156	5,985
c03	RESOURCES FROM NET INCOME FOR THE YEAR	10,259	4,626
c04	RESOURCES PROVIDED OR USED IN OPERATION	(7,254)	11,873
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	3,005	16,499
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,055	(10,118)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	241	(5,162)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	1,296	(15,280)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(4,385)	(5,986)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(84)	(4,767)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	920	7,291
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	836	2,524

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 1 | YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	6,156	5,985
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	7,253	7,033
c41	+ (-) OTHER ITEMS	(1,097)	(1,048)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(7,254)	11,873
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(18,613)	14,247
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	8,242	2,819
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(1,526)	(5,669)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	(1,659)	2,699
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	6,302	(2,223)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	1,055	(10,118)
c23	+ BANK FINANCING	1,055	(10,118)
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	241	(5,162)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	263	(5,156)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	(22)	(6)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(4,385)	(5,986)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(4,668)	(9,311)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	283	3,325
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

DATA PER SHARE

NOT CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.12		$	0.09	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	0.00		$	0.00	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	2.42		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		0.62	times		0.43	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		13.02	times		10.26	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL　　　　QUARTER: 1　　　　YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

RATIOS

NOT CONSOLIDATED　　　　Final Printing

REFP	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	3.45	%	(1.34)	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	4.76	%	4.22	%
p03	NET INCOME TO TOTAL ASSETS (**)	2.31	%	2.10	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	29.44	%	(71.37)	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.68	times	0.65	times
p07	NET SALES TO FIXED ASSETS (**)	1.13	times	1.02	times
p08	INVENTORIES TURNOVER (**)	3.09	times	3.06	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	82.26	days	72.46	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.90	%	7.87	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	51.33	%	50.15	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.05	times	1.00	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	69.43	%	63.58	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	36.92	%	39.24	%
p15	OPERATING INCOME TO INTEREST PAID	2.81	times	1.58	times
p16	NET SALES TO TOTAL LIABILITIES (**)	1.32	times	1.31	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.99	times	2.41	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.11	times	1.25	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.73	times	0.67	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	0.68	%	3.00	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	8.62	%	4.59	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.10)	%	11.78	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	0.66	times	4.45	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	81.40	%	66.21	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	18.59	%	33.78	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	106.45	%	155.54	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Reporte al Primer Trimestre del 2007 Abril del 2007

Mayores ventas de exportación, mejores precios y reducciones en gastos benefician márgenes y resultados

Comentarios del Trimestre

Valores en término de dólares

Las ventas totales se incrementan 18.1%.

Se presentan incrementos en términos reales en utilidad bruta del 30.4%, en utilidad operativa del 130.8%, en Uafida del 59.0%.

La venta de exportación crece 54.5% presentando durante los últimos seis trimestres incrementos con respecto al mismo trimestre del año anterior.

La venta en el mercado doméstico aumenta 2.6%.

El inventario se adecua a los niveles de producción. En el trimestre se reduce 8.0%.

Los indicadores de producción y venta por persona se incrementan en 8.5% y 11.1% respectivamente.

La deuda financiera presenta un perfil de 30.4% corto plazo y 69.6% largo plazo.

Estado de Resultados 1T07 vs 1T06 (enero- marzo)

Las ventas totales crecieron 15.7% en volumen y 18.1% en dólares y pesos.

La venta nacional reduce su volumen 0.6% e incrementa en 2.6% en dólares y 2.3% en pesos.

Las ventas en exportación se incrementan 52.6% en volumen, 54.5% en dólares y 55.2% en pesos.

El margen bruto mejora al ubicarse en 25.5% respecto del 23.3% en el mismo periodo de 2006.

Los gastos de operación pasan del 17.5% al 14.8% con respecto a ventas. Los gastos de venta se reducen 3.7% en términos reales y representan el 7.7% en comparación al 9.4% del 1T-06. Los gastos de administración representan el 7.1% respecto a ventas en comparación al 8.1% del 1T-06, dando cumplimiento al programa de reducción de gastos implementado por la administración.

Como resultado de la estrategia de optimización implementada, la utilidad operativa crece 117.4% en términos reales y representa 10.7% de la venta comparada con 5.8% al 1T06.

La UAFIDA crece 55.1% en términos reales. Se ubicó en 16.8% sobre ventas comparada con 12.8% al 1T06.

Costo Integral de Financiamiento

El costo integral de financiamiento fue de $7.2 millones de pesos en el 1T07 en comparación a $5.8 millones de pesos en el 1T06.

Los intereses pagados aumentaron 21.8% en dólares o 22.2% en pesos por incremento en deuda y de 1.65 puntos porcentuales en la tasa. Los intereses netos con respecto a ventas representan el 3.8% en comparación del 3.7% al 1T06. La tasa anualizada promedio de préstamos fue de 7.43% en dólares.

La pérdida cambiaria al 1T07 resultó en $3.9 millones comparada con $3.1 millones de pesos al 1T06.

El Repomo al 1T07 fue de ($1.2) millones de pesos en comparación con ($0.9) millones de pesos al 1T06.

Otras Operaciones Financieras
En este rubro se registraron en 2006 los gastos de capacidad instalada no considerada en el costo estándar. La NIF B-3 de Normas de Información Financiera con vigencia para 2007 señala incorporar este efecto en el costo.

Impuestos, PTU y D-4
Se reconoce el impuesto derivado del ISR y el gasto de PTU.

Utilidad Neta
Los resultados del trimestre presentan utilidad de $4.1 millones de pesos que se comparan con la pérdida por $1.3 millones del 1T-2006. Los incrementos en ventas, tanto en volumen como en precios, utilidad bruta y operativa incidieron para este favorable resultado.

Resultados Últimos Doce Meses 2007 vs 2006 (abril - marzo)

Las ventas totales se incrementaron 11.3% en volumen, 13.3% en dólares y 11.8% en pesos.

Las ventas nacionales aumentaron 5.9% en volumen, 5.0% en dólares y 3.8% en pesos.

Las exportaciones se incrementaron 21.0% en volumen, 30.2% en dólares y 28.3% en pesos. La incorporación de nuevos programas de exportación a partir del 4T05 han permitido registrar por sexto trimestre consecutivo incremento en la venta de exportación con respecto al mismo trimestre del año anterior.

El margen bruto mejora al pasar del 24.5% al 24.8%.

Los gastos de operación mejoran 1.2 puntos porcentuales al pasar del 17.3% al 16.1% sobre ventas. Los gastos de venta se reducen 0.4 puntos al pasar del 8.8% sobre ventas en 2006, al 8.4% en 2007. Los gastos de administración mejoran su proporción con respecto a ventas al bajar de 8.5% en 2006 al 7.7% en 2007.

El margen de operación crece 1.5 puntos al pasar de 7.3% al 8.8%.

La UAFIDA representó el 15.4% con respecto a ventas, en comparación del 14.2% del 2006 y registró un incremento de 21.7% y 24.2% en pesos y dólares respectivamente.

Costo Integral de Financiamiento

El costo integral de financiamiento en el 2007 representó $13.5 millones pesos en comparación de $3.8 millones de pesos en el ejercicio 2006. La variación más

significativa se encuentra en la paridad cambiaria.

Los intereses pagados se incrementan 15.3% al pasar de $14.1 a $16.3 millones de pesos. En término de dólares aumentaron de $1.2 millones a $1.4 millones. Los intereses netos en su relación a ventas representan el 3.7% en 2007 en comparación a 3.5% de 2006.

La cobertura UAFIDA a intereses pagados fue de 4.2 veces.

La paridad cambiaria representó una pérdida por $2.5 millones de pesos en el 2007 comparado con ($5.6) millones que favorecieron los resultados al 2006.

El Repomo en el 2007 fue de ($5.2) millones de pesos, comparado con ($4.3) millones de pesos del 2006.

Otras Operaciones Financieras

Hasta diciembre del 2006, este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar. En el 2007, por la adecuación de la NIF B-3 de Normas de Información financiera, esta partida está incluida en el costo de ventas.

Impuestos, PTU y D-4

En este rubro se registran las provisiones de ISR y PTU.

Utilidad Neta

La utilidad neta presenta un crecimiento del 18.5% derivado de los incrementos en ventas, utilidad bruta y utilidad operativa. El margen neto representa el 3.4% de la venta.

Balance al 31 de marzo 2007 vs 31 de marzo 2006.

De marzo del 2006 a marzo del 2007 el peso se depreció 1.3% con respecto al dólar y la inflación fue del 4.2%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales se incrementan 7.7% en pesos o 10.8% en dólares. La cartera aumenta 34.0% en pesos y 37.9% en dólares. Los días cartera pasan de 81 en diciembre 2006 a 83 a marzo 2007. Los inventarios se incrementaron 10.3% en pesos o 13.5% en dólares por su adecuación a los niveles actuales de venta. El activo fijo aumentó 1.5% en pesos y 4.4% en dólares.

El pasivo total se incrementa 10.2% en pesos y 13.4% en dólares. Por las inversiones realizadas en el cuarto trimestre del 2006 y la adecuación del capital de trabajo, la deuda con costo se incrementa 18.2% para ubicarse en US$ 18.7 millones, teniendo la empresa una relación de Pasivo con Costo a Capital de 65.8%.

El capital contable pasó de $299.3 a $314.6 millones. La cuenta de insuficiencia en la actualización del capital se disminuyó $1.5 millones de pesos. El resultado neto enero a marzo 2007 asciende a $4.1 millones de pesos.

Asuntos Generales

La empresa mantiene ante la SHCP su criterio de administrarse libremente a través de un Comité Ejecutivo.

La Unidad de Prácticas Comerciales Internacionales de la Secretaria de Economía, en atención a la denuncia presentada por Hilasal Mexicana sobre el caso de elusión del pago de cuota compensatoria sobre la importación de tela en rollo de toalla estampada procedente de China, atiende el caso y se espera contar con fallo final el próximo mes de mayo.

La empresa mantiene un proceso jurídico de defensa ante la notificación de un crédito fiscal en monto de 8 millones de pesos derivado de la importación de hilo, el que a juicio de la administración es improcedente.

El Gobierno de Jalisco a través del Instituto Jalisciense de la Calidad reconoció a Hilasal Mexicana por hacer evidente durante 10 años su congruente responsabilidad, decidido apoyo y contribución de valor a la cultura de la calidad total.

Desde el primero de enero se opera con facturación electrónica.

En febrero se renovó por 2 años adicionales la licencia de Barbie con Mattel.

Durante el primer trimestre del 2007 se recibió una subestación eléctrica con la que se beneficiará de forma importante la calidad del suministro, con un impacto favorable en costos en los siguientes trimestres.

Este año estaremos celebrando los 25 años de inicio de operaciones de nuestra planta productiva.

Se obtuvo la licitación para la venta de un programa de toallas con una importante cadena departamental de Estados Unidos. El embarque inicial se realizará en el segundo trimestre. Se espera un crecimiento de la venta de exportación del 30% para 2007 con respecto a 2006. Este programa se adiciona a los 2 programas anteriores aunque atiende a un cliente diferente.

El índice de bursatilidad de la empresa pasó de la posición 106 en diciembre a la posición 109 a marzo del 2007

1. - PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

Las políticas contables utilizadas para la preparación de Estados Financieros están de acuerdo con las Normas de Información Financiera (NIFS) emitidas por el Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera (CINIF)

1.1 Bases para la determinación de las cifras

Los estados financieros son formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C. y transferidos al CINIF el 31 de mayo de 2004, en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa, permitiendo así la comparabilidad entre los periodos presentados. La actualización de las cifras se reconoce a través del ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor emitidos por el Banco de México.

Los efectos inflacionarios incorporados están en los siguientes rubros:

- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.2 Efectivo e inversiones temporales

Se registran a su costo de adquisición, que es similar al valor de mercado. Sus rendimientos se reconocen en los resultados conforme se devenguen.

1.3 Valuación de derechos y obligaciones en moneda extranjera

Las operaciones en moneda extranjera se registran en moneda nacional a los tipos de cambio vigentes cuando se realizan. Los saldos activos o pasivos en dichas monedas se expresan en moneda nacional al tipo de cambio vigente a la fecha de presentación de los Estados Financieros. Las diferencias originadas por las fluctuaciones en el tipo de cambio entre las fechas de concertación de la transacción y las de su liquidación o valuación a la fecha de presentación de Estados Financieros, se registran en los resultados del periodo dentro del resultado integral de financiamiento.

1.4 Inventarios y costo de Ventas

Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

Los inventarios se expresan a su valor actualizado de reposición y producción que no exceden a su valor de mercado. El costo de ventas se expresa a su costo de reposición al

momento de la venta integrando los costos por Regalías y Fletes conceptos que la empresa identifica directamente con el costo de cada producto y no con la operación de venta de los mismos.

1.5 Inmuebles, Maquinaria y Equipo.

Son registrados a su costo de adquisición y se actualizan al cierre de cada periodo mediante la aplicación de factores de inflación derivados del INPC para los activos de procedencia nacional y al tipo de cambio de la moneda del país origen para los activos de procedencia Extranjera sobre su valor neto de reposición que fue determinado al 31 de Diciembre de 1996 por peritos independientes.

1.6 Determinación de la Depreciación

Es calculada bajo el método de línea recta en función de la vida útil determinada por peritos independientes y el Area técnica de la Compañía. Se determina en dólares americanos y es aplicada a resultados al tipo de cambio de cierre de mes publicado por el Banco de México. Para efectos fiscales se utilizan las tasas señaladas en la Ley del Impuesto sobre la Renta.

La depreciación considera aquellos equipos en los que debe reconocerse un Valor Residual contable al termino de su vida útil estimada al considerar que pudieran tener un Valor de Rescate en el mercado en caso de su realización.

Cuando la compañía considere que no está aprovechando la totalidad de su capacidad instalada, determinará la proporción de la depreciación de la maquinaria y equipo no utilizado al 100% y la aplicará al rubro de otros gastos dentro del Estado de Resultados.

1.7 Capitalización del Resultado Integral de Financiamiento (RIF)

La NIF D-6 vigente a partir del 01 de Enero 2007 norma la capitalización del RIF atribuible a ciertos activos cuya adquisición requiere de un periodo sustancial (prolongado) antes de su uso intencional. El RIF directamente atribuible a la adquisición de activos calificables debe capitalizarse formando parte del costo de inversión de esos activos.

La compañía capitaliza desde Junio 2006 la parte proporcional de los Intereses devengados a cargo derivados de los principales Proyectos de Activos Fijos. En 2007 se continúa con la capitalización del RIF.

La capitalización del Resultado Integral de Financiamiento Incluye: Costo de Intereses, Efecto cambiario y el Resultado por posición monetaria (REPOMO).

1.8 Reserva de Incobrabilidad

Se reconoce una Reserva para aquellas cuentas de recuperación dudosa a través de la cual se aplica a resultados un porcentaje del valor del adeudo de conformidad a los días vencidos según se señala en la Nota No. 11

1.9 Partes Relacionadas

Se consideran partes relacionadas de conformidad con el Boletín C-13 de Normas de

Información Financiera aquellas entidades o personas que individual o conjuntamente, directa o indirectamente, (1) ejercen control o influencia significativa sobre ella, (2) estén bajo su control o influencia significativa, o (3) estén bajo el mismo control o influencia significativa que la Compañía.

Se consideran partes relacionadas de la Compañía:
 Otras empresas y personas que tengan directa o indirectamente influencia significativa en el derecho de voto de la Compañía, así como las entidades en las que esas empresas y personas tengan el derecho que les permite influir en el proceso de decisiones.
 Los consejeros, directores y ejecutivos de alto nivel, así como las empresas en las cuales ellos tengan poder de decisión o influencia significativa en las decisiones operacionales y financieras.

Son transacciones con partes relacionadas, la transferencia de efectivo, derechos, bienes o servicios y obligaciones entre las partes independientemente de que sean gratuitas.

Los consejeros, directores y ejecutivos de alto nivel tienen la obligación de enterar al Comité de Prácticas Societarias su relación con otras empresas y personas que pudieran celebrar transacciones con la Compañía para determinar su posible tratamiento como Parte Relacionada.

1.10 Tratamiento contable de impuesto sobre la renta (ISR), impuesto al activo (IA) y de la participación de los trabajadores en las utilidades (PTU) diferidos.

La empresa registra los efectos derivados de las disposiciones contenidas en el boletín D -4, emitido por el Instituto Mexicano de Contadores Públicos y transferido al CINIF el 31 de mayo de 2004, en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo, el cual requiere que se reconozcan contablemente los efectos diferidos del ISR y PTU, determinados bajo el método de activos y pasivos, el cual consiste en comparar los valores contables y fiscales de los activos y pasivos, determinándose diferencias temporales a las que se debe aplicar la tasa fiscal correspondiente, mismas que se revertirán contablemente en el futuro; así mismo, se debe de reconocer un activo por impuestos diferidos por las pérdidas fiscales pendientes de amortizar a la fecha del balance.

1.11 Reserva para Recompra de acciones

Corresponde a una reserva proveniente de las utilidades retenidas, creada para la adquisición de acciones representativas del capital social de la Compañía a través de la bolsa de valores, al precio corriente en el mercado, siempre que la compra se realice con cargo al capital contable en tanto pertenezcan dichas acciones a la propia compañía.

La Asamblea General Ordinaria de Accionistas acuerda expresamente, para cada ejercicio, el monto máximo de recursos que podrá destinarse a la compra de acciones propias, con la única limitante de que la sumatoria de los recursos que puedan destinarse a este fin, en ningún caso exceda el saldo total de las utilidades netas de la compañía, incluyendo las retenidas.

El Consejo de Administración asigna a la o las personas responsables de la adquisición y colocación de acciones propias.

1.12 Utilidad básica por acción

Se calcula dividiendo la utilidad neta del periodo, entre el promedio ponderado de las acciones en circulación vigentes en el periodo de referencia.

1.13 Insuficiencia en la actualización del capital

Esta cuenta incluye el saldo neto del efecto patrimonial complementario que resultó de la actualización de la información financiera y se integra por el resultado acumulado por posición monetaria y el resultado por tenencia de activos no monetarios.

NOTAS

NOTA 01 DE LAS NORMAS DE INFORMACION FINANCIERA

A partir del 1° de Junio de 2004 el Consejo Mexicano para la investigación y Desarrollo de Normas de Información Financiera, A.C. (CINIF) asumió la función y la responsabilidad de la emisión de la normatividad contable en México; con anterioridad a esa fecha, esa función y responsabilidad recaía en la Comisión de Principios de Contabilidad (CPC) del Instituto Mexicano de Contadores Públicos A.C. CINIF sustituyó el término Principios de Contabilidad Generalmente Aceptados (PCGA) por el de Normas de Información Financiera (NIF) y adoptó como NIF los boletines emitidos por la CPC que al 31 de mayo de 2004 se encontraban vigentes y que continuarán en vigor hasta que sean modificados, sustituidos o derogados por nuevas NIF. Al 31 de Diciembre de 2005 CINIF había emitido ocho NIF de la serie A (Marco Conceptual) y la NIF B-1. Las nueve nuevas NIF entraron en vigor a partir del 1° de Enero de 2006 y la administración de la entidad considera que su adopción en 2006 no provocará ningún efecto significativo en la información financiera ni en sus políticas contables.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

De conformidad con el Boletín C-15 Deterioro en el valor de los activos de larga duración y su disposición de Normas de Información Financiera, se llevó a cabo una apreciación de los activos referidos con base a un estudio que determina su valor de uso, sin encontrar signos de deterioro que indicaran que fuera necesario ajustar dichos activos porque estuvieran valuados a importes mayores que su precio neto de venta y su valor de uso.

Como parte integrante de este proceso, se llevó a cabo un estudio de la vida útil remanente de la maquinaria y equipo, tomando como base, entre otros elementos, el tipo de industria, la tecnología y las condiciones de mantenimiento, concluyendo que la empresa tiene en uso activos cuya vida productiva ha sido superior a los 10 años y que aún con precios de realización de activos por otras empresas del sector, que a nivel internacional están en proceso de liquidación, la vida útil de estos activos desde su fecha de adquisición, es superior a los plazos que Hilasal Mexicana actualmente estima de 10 años, como base para la determinación de la depreciación de su maquinaria y equipo.

En virtud de que el estudio demuestra que la vida estimada remanente de los activos de larga duración es superior a la vida asignada actualmente, la administración ha decidido incrementar, a partir del ejercicio 2005, la vida útil estimada de estos activos pasando de 10 a 15 años.

La empresa se mantendrá revisando continuamente el valor de uso y estimado de vida útil de sus activos fijos, apegada a principios de contabilidad generalmente aceptados en México

La ampliación de vidas útiles remanentes ha sido analizada, discutida y autorizada por la administración de Hilasal Mexicana, por su Comité de Auditoria y por el contador público independiente responsable de auditar los estados financieros de la empresa.

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- Remuneraciones por Separación
Las primas de antigüedad a que tienen derecho los trabajadores después de 15 años de servicio, se reconocen como costo desde el primer año de antigüedad a través del registro de una provisión determinada con base en un estudio actuarial.

El costo de las primas de antigüedad se determina con la base en cálculos actuariales de acuerdo con lo establecido en el boletín D-3 Obligaciones Laborales de Normas de Información Financiera. Dicho Boletín requiere el registro de un costo o ingreso neto de cada ejercicio, así como el reconocimiento de pasivos y activos, en su caso, y solo se acepta el método actuarial de cálculo sobre la base de servicios cumplidos con sueldos proyectados.

Los demás pagos basados en su antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte de acuerdo con la Ley Federal del Trabajo, se llevan directamente a los resultados en el ejercicio en que se vuelven exigibles.

NOTA 5 CAPITAL CONTABLE

El capital contable al 31 de Marzo de 2007 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A $ 48,417

Actualización $ 144,657

Prima en colocación acciones $ 49,742

Resultados acumulados $ 288,460

Reserva para recompra de acciones $ 8,415

Exceso o insuficiencia $ (229,136)

Resultado del ejercicio $ 4,103

TOTAL CAPITAL CONTABLE $ 314,658

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 31 de Marzo de 2007 el monto autorizado es de $ 29,054 de los cuales se han utilizado a esa fecha $ 20,639

El saldo al 31 de Marzo de 2007 asciende a $ 8, 415

NOTA 7 CAPITALIZACION DEL RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Durante el 1er Trimestre 2007, se llevó a cabo la capitalización de intereses a cargo, efecto cambiario y Resultado por Posición Monetaria atribuibles a los Proyectos de Activo Fijo calificables, los importes capitalizados se muestran a continuación:

RIF Capitalizado:	
Intereses a cargo	299
Efecto cambiario	225
Repomo	(109)
Total	415

NOTA 8 RESULTADO INTEGRAL DE FINANCIAMIENTO NETO

	Devengado	Capitalizado	Neto en Resultados
Intereses a cargo	4,821	(299)	$4,522
Intereses a favor	(13)		(13)
Intereses netos	4,808	(299)	$4,509
Efecto paridad cambiaría	4,128	(225)	$3,903
REPOMO	(1,317)	109	(1,208)
TOTAL COSTO	7,619	(415)	$7,204

NOTA 9 UTILIDAD (PERDIDA) DE OPERACIONES DISCONTINUADAS

NOTA 10 RESULTADOS NETOS MENSUALES

Periodo	Resultado Neto	INPC Aplicado
Diciembre 01	29,335	97.3540
Diciembre 02	13,993	102.9040
Diciembre 03	664	106.9960
Diciembre 04	7,515	112.55
Diciembre 05	16,859	116.3010
Diciembre 06	9,428	121.0150
Enero 07	-1,165	121.6400
Febrero 07	874	121.9800
Marzo 07	4394	122.2440

NOTA 11 INFORMACION POR SEGMENTOS

Las ventas de la compañía durante el 1er trimestre del ejercicio 2007, se realizaron en un 61 % al mercado nacional y en un 39 % al mercado de exportación. Las ventas de exportación fueron realizadas en su totalidad a los Estados Unidos de Norteamérica

NOTA 12 RESERVA DE INCOBRABILIDAD

La política señala la aplicación a resultados en forma proporcional a los días vencidos de conformidad con la siguiente tabla:

Cuentas con vencimiento de 61 a 90 días 25% de aplicación a resultados
Cuentas con vencimiento de 91 a 180 días 25% de aplicación a resultados
Cuentas con vencimiento de 181 a 269 días 25% de aplicación a resultados
Cuentas con vencimiento de 270 días en adelante 15 % de aplicación a resultados

Actualmente el importe de la Reserva por Incobrabilidad asciende a $ 1,607 mdp

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 1 | YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BANCOMEXT	17/03/2011	7.00							0	0	0	0	11,032	0
BANCOMEXT	17/03/2011	7.00							0	0	0	0	11,032	0
BANCOMEXT	17/03/2011	7.00							0	0	0	0	11,032	0
BANCOMEXT	17/03/2011	7.00							0	0	0	0	11,032	0
BANCOMEXT	17/03/2011	7.00							0	0	0	0	11,032	0
SECURED														
BBVA BANCOMER	17/05/2007	9.45	0	955	0	0	0	0						
BBVA BANCOMER	22/06/2007	9.45	0	1,960	0	0	0	0						
GE CAPITAL	01/01/2012	7.62							0	9,588	10,070	10,577	11,109	34,842
GE CAPITAL	01/01/2012	7.82							0	1,519	1,595	1,675	1,760	5,519
GE CAPITAL	01/01/2012	7.82							0	305	320	338	354	1,109
BBVA BANCOMER	15/04/2009	7.32							0	1,403	1,403	352	0	0
BBVA BANCOMER	22/12/2009	7.35							0	3,010	4,011	4,011	0	0
COMMERCIAL BANKS														
OTHER														
BANCO DEL BAJIO	03/10/2007	6.77							0	11,032	0	0	0	0
HSBC	03/08/2007	6.67							0	11,032	0	0	0	0
BCI	31/08/2007	6.59							0	22,064	0	0	0	0
TOTAL BANKS			0	2,915	0	0	0	0	0	59,953	17,399	16,951	68,363	41,470

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 1 | YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS		0.00	0	18,933	0	0	0	0						
VARIOS		0.00							0	16,568	0	0	0	0
		0.00							0	0	0	0	0	0
TOTAL SUPPLIERS			0	18,933	0	0	0	0	0	16,568	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
VARIOS		0.00	0	982	0	0	0	0						
VARIOS		0.00							0	7,112	0	0	0	0
TOTAL			0	22,630	0	0	0	0	0	83,633	17,399	18,951	68,383	41,470

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	2,638	29,101	72	795	29,896
LIABILITIES POSITION	20,867	230,214	26	291	230,505
SHORT-TERM LIABILITIES POSITION	7,796	86,011	26	291	86,302
LONG-TERM LIABILITIES POSITION	13,071	144,203	0	0	144,203
NET BALANCE	(18,229)	(201,113)	46	504	(200,609)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

RESULT FROM MONETARY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	127,232	259,822	(132,589)	0.51	(680)
FEBRUARY	126,347	256,494	(130,147)	0.27	(352)
MARCH	125,472	257,107	(131,635)	0.22	(285)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	109
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(1,208)

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

NOT CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	73.80
OFICINA MÉXICO	OFICINAS ADMINISTRATIVAS	0	0.00
		0	0.00

NOTES

CAPACIDAD EXPRESADA EN TONELADAS MENSUALES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

MAIN RAW MATERIALS

NOT CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
		ALGODON	CARGILL COTTON	NO	45.75
			DUNAVANT ENTERPRISES		0
QUIMICOS	DEGUSSA, DISOSA, HUNTSMAN			NO	12.60
MATERIALES INDIRECTOS	DIVERSOS			SI	5.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
TOALLAS	843,727	72,349	55.0	LICENCIAS,	WAL MART,
	0	0	0.0	PRESTIGE, ELITE,	COMERCIAL MEXICANA,
	0	0	0.0	ELEGANCE, SAHARA	SAM´S CLUB,
	0	0	0.0	BRIGHT SEASON,	CASA LEY, CHEDRAUI
	0	0	0.0	ROYAL CROWN,	COPPEL, CONTROL,
	0	0	0.0	CLASSIC	GIGANTE, LIVERPOOL
	0	0	0.0		EL PALACIO DE HIERRO
FOREIGN SALES					
TOALLAS	571,253	46,569	0.0	HILASAL Y LAS DE	JC PENNEY, MARMAXX
	0	0	0.0	NUESTROS CLIENTES	HG BUYING
	0	0	0.0		
TOTAL		118,918			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 1 YEAR: 2007

HILASAL MEXICANA S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
TOALLAS	571,253	46,569	ESTADOS UNIDOS	HILASAL Y LAS DE	JC PENNEY, MARMAXX
	0	0		NUESTROS CLIENTES	HG BUYING
	0	0			
FOREIGN SUBSIDIARIES					

TOTAL	46,569	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A.B. DE C.V.

QUARTER: 1 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

NOT CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.3470	0	20,160,000	109,898,746	130,058,746	38,640,000	7,000	41,417
TOTAL			20,160,000	109,898,746	130,058,746	38,640,000	7,000	41,417

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 130,058,746

NOTES

NOTES TO FINANCIAL STATEMENTS

NOT CONSOLIDATED

Final Printing

END

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS